FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	October	2006
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

    .

Document 1. 2. 3.

News Release dated October 24, 2006 (“BlackBerry Smart Card Reader Enables Controlled Access to PC's")

News Release dated October 24, 2006 (“RIM Releases BlackBerry Enterprise Server for MDS Applicationse")

News Release dated October 24, 2006 (“RIM CFO to Present at Scotia Capital's Telecom & Tech Conference 2007")

Page No 2 3 1

Document 1

Oct 24, 2006

FOR IMMEDIATE RELEASE

BlackBerry Smart Card Reader Enables Controlled Access to PCs

Nice, France — RSA® Conference Europe 2006 — Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced enhancements to the BlackBerry® Smart Card Reader software that will allow the smart card reader to facilitate controlled access over a Bluetooth® connection to a PC running Microsoft® Windows® XP (SP2 or higher).

The BlackBerry Smart Card Reader features a lightweight, wearable design. It supports the ISO 7816 specification for smart cards, including support for Department of Defense Common Access Cards (CACs) and the DataKey/Safenet 330 cards. The BlackBerry Smart Card Reader can utilize the embedded security credentials of a smart card to provide two-factor authenticated access via Bluetooth® to both BlackBerry® handsets and PCs.

“The BlackBerry Smart Card Reader allows customers to leverage their existing investment in smart card security,” said Scott Totzke, Director, Global Security Group, Research In Motion. “It builds upon the security, flexibility and mobility of the BlackBerry platform and provides users with a single, convenient solution that enables controlled access for both BlackBerry handsets as well as PCs.”

Key benefits of the BlackBerry Smart Card Reader include:

o     Prevention of Unauthorized Access - Once "paired" with a PC or BlackBerry handset, the BlackBerry Smart Card Reader runs its authentication session over a secure Bluetooth connection, which automatically locks the PC or BlackBerry handset if the reader and the paired device fall "out of range". Ranges can be set by IT policy controls for proximity as close as 5 feet.

o     Convenience - The BlackBerry Smart Card Reader provides users with the convenience of a single reader to control access to BlackBerry handsets and PCs. It is a slim, compact (4.06" x 2.3" x 0.81") and light (2.6 oz) peripheral that features long battery life, uses the same USB charger as a BlackBerry handset, and can be conveniently worn on a lanyard. A user simply inserts their smart card into the reader and provides their login credentials on the "paired" PC or BlackBerry handset to initiate access.

o     S/MIME Support - The BlackBerry Smart Card Reader works with certificates on smart cards to leverage an organization's S/MIME infrastructure in conjunction with Microsoft® Exchange or IBM® Lotus® Domino®. It allows employees to digitally sign and encrypt messages from either their BlackBerry handset or a PC, providing sender-to-recipient security for messages that would otherwise travel across the Internet as open and readable text.

o     Advanced Security Features - The BlackBerry Smart Card Reader, together with the BlackBerry Enterprise Solution, supports advanced security to meet IT requirements in corporate and public sectors, featuring:
      - An AES-256 encryption overlay for Bluetooth
      - A FIPS 140-2 validated encryption module
      - Coverity Certification for Quality Code Level 2 and Secure Code Level 2
      - IT policy controls for enforcing usage on BlackBerry handsets or PCs
      - The ability to wirelessly manage security keys on BlackBerry Smart Card Readers through the BlackBerry® Enterprise Server (version 4.0.2 or higher)

o     Compliance - The BlackBerry Smart Card Reader can be used to comply with various government and corporate security requirements for smart cards. For example, the use of the BlackBerry Smart Card Reader with BlackBerry handsets has been approved for use by the US Department of Defense.

To find out more about the BlackBerry Smart Card Reader visit:

_________________

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact:
Marisa Conway
Brodeur (for RIM)
+1 (212) 771-3639
mconway@brodeur.com

RIM Investor Contact:
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

Document 2

Oct 24, 2006

FOR IMMEDIATE RELEASE

RIM Releases BlackBerry Enterprise Server for MDS Applications

New Software Enables Easy Deployment of Wireless Applications Independent of Email

WATERLOO, ON –Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced the immediate availability of BlackBerry® Enterprise Server for MDS Applications. The new software incorporates the industry-leading security, unique push-based architecture, reliability and administrative features of the BlackBerry platform to provide organizations with an easy and flexible solution for extending mobile applications to users, without the requisite of wireless email. BlackBerry Mobile Data System (MDS) is an integral component of the overall BlackBerry Enterprise Solution, enabling the secure and efficient flow of data between corporate data systems and BlackBerry handsets.

“Many of our customers want a solution that can decouple wireless email from other wireless applications, while providing the same level of security and control that they trust and rely upon in BlackBerry,” said Mike Lazaridis, President and Co-CEO at Research In Motion. “BlackBerry Enterprise Server for MDS Applications benefits our enterprise customers as well as the growing community of developers, software vendors, systems integrators and value added resellers that are creating a rich ecosystem of business applications for BlackBerry.”

“We’ve been using BlackBerry MDS for a number of years and are excited about the launch of BlackBerry Enterprise Server for MDS Applications,” said Martin Kawecki, development manager, NCR. “The ability to leverage our existing wireless field service application, independent of email, will enable us to open up this application to additional NCR users that do not require email. Mobile access to this application will enable these work groups to realize enhancements in productivity, accuracy, responsiveness and cost-efficiency.”

“We’ve already seen great response from customers using Bloomberg Messaging, News and financial information services on BlackBerry,” said John Waanders, Bloomberg. “With BlackBerry Enterprise Server for MDS Applications we can now deliver a hosted solution that leverages key BlackBerry features such as security, push technology, over-the-air deployment and network-independence, to an expanded group of customers. In particular we expect to see an increase in deployments with small-medium sized customers.”

“We’re very excited to be able leverage BlackBerry Enterprise Server for MDS Applications to deliver ‘out of the box’ wireless applications, including Flowfinity Forms and Flowfinity Actions, to our customers without requiring any email infrastructure. We’ve previously received requests for this functionality from our customers in field service, dispatch and transportation, as well as manufacturing,” said Dmitry Mikhailov, CEO, Flowfinity Wireless. “BlackBerry Enterprise Server for MDS Applications will also enable us to deliver hosted mobility solutions at a lower cost to our customers.”

BlackBerry Enterprise Server for MDS Applications provides a complete and optimized framework for creating, deploying and managing wireless applications for BlackBerry handsets. Key benefits of BlackBerry Enterprise Server for MDS Applications include:

o     Providing the flexibility for software vendors, third party and in-house developers to create or extend business applications to mobile workers that do not have email accounts or do not require wireless email.

o     Enabling IT departments that currently manage their applications infrastructure separately from their email infrastructure, with a solution that allows them to deploy wireless applications under the same operational framework.

o     Ability for customers to leverage the strong and growing community of thousands of Java developers and BlackBerry ISV Alliance Program members developing wireless applications for BlackBerry.

o     Facilitating the ability for service providers to offer hosted wireless applications, such as a sales force or field service automation application, to their customers, independent of hosting an email environment for those users.

BlackBerry Enterprise Server for MDS Applications is available for purchase from RIM carrier partners or on-line at http://www.blackberry.com/purchasing/index.shtml

For more information on BlackBerry Enterprise Server for MDS Applications please visit: www.blackberry.com/go/serverformds

_________________

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact:
Marisa Conway
Brodeur (for RIM)
+1 (212) 771-3639
mconway@brodeur.com

RIM Investor Contact:
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

Document 3

October 24, 2006

FOR IMMEDIATE RELEASE

RIM CFO to Present at placeScotia Capital’s Telecom & Tech Conference 2007

Waterloo, ON – Dennis Kavelman, CFO at Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) will present at the Scotia Capital Telecom & Tech Conference 2007 on Tuesday, November 7, 2006 in Toronto, Canada. The presentation, which is scheduled to begin at approximately 12:40 p.m. Eastern Time will be available via live audio webcast on RIM’s website and can be accessed by logging on at www.rim.com/investors/events/index.shtml.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in CityWaterloo, StateOntario, RIM operates offices in North America, placeEurope and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Marisa Conway
Brodeur (for RIM)
+1 (212) 771-3639
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
519.888.7465
investor_relations@rim.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	October 26, 2006	By:	/s/ Brian Bidulka (Signature)
Brian Bidulka
Vice President, Corporate Controller